UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 0-29782

                          NOTIFICATION OF LATE FILING

(Check one) _Form 10-K  _Form 20-F  _Form 11-K  [X] Form 10-Q _Form N-SAR

For the Period Ended: September 30, 1998

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: WAXS INC.

Address of Principal Executive Office

(Street and Number):          945 E. Paces Ferry Road, Suite 2240
(City, State and Zip Code):   Atlanta, GA  30326

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a)  The reasons described in reasonable detail in Part  III  of  this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    |(b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[x] |     filed on or before the fifteenth calendar day following the prescribed
    | due date; or the subject quarterly report of transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10-Q for September 30, 1998 could not be filed within the Commission's prescribed time period without unreasonable effort or expense due to the significant time and efforts required of management related to the preparation of merger proxy documents regarding the Company's pending acquisitions of Cherry Communications, Inc.(d/b/a Resurgens Communications Group, Inc.)and Cherry Communications U.K. Limited and Telco Systems, Inc. and the recently completed acquisition of the minority interest of NACT Telecommunications, Inc.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Martin D. Kidder               (404)             231-2025
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     X Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     X Yes  _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's September 30, 1998 financial results were significantly changed over the comparable period in 1997. Please refer to the Company's October 26, 1998 press release attached hereto that discusses the improvement in results and discloses selected financial data.

                                                              News Release

SUMMARY:  WORLD ACCESS, INC. REPORTS RECORD THIRD QUARTER RESULTS

FOR IMMEDIATE RELEASE

Atlanta, Georgia - October 26, 1998 - WORLD ACCESS, INC. (NASDAQ: WAXS) announced today that its third quarter 1998 sales were $53,860,427, an approximate $26.4 million or 96% increase over the $27,453,133 in sales during the comparable 1997 period.

For the three months ended September 30, 1998, the Company realized net income of $7,029,665, an approximate $2.7 million or 60% increase over third quarter
1997 net income of $4,370,863. Net income for the quarter was $.32 per diluted share versus $.22 per diluted share for the third quarter of 1997.

Total sales for the first nine months of 1998 were $137,098,550, an approximate $65.4 million or 91% increase over the $71,720,635 in total sales during the comparable 1997 period. Net income before special charges for the first nine months of 1998 was $18,658,966 or $.87 per diluted share versus $10,411,541 or $.55 per diluted share for the first nine months of 1997. Net loss for 1998 following special charges of $56.6 million was $35,301,034 or $1.74 per share.

Special charges in the first quarter of 1998 included $50.0 million for in-process research and development related to the acquisitions of a 67.3% interest in NACT Telecommunications, Inc. (NASDAQ: NACT), a provider of advanced telecommunications switching platforms with integrated applications software, and Advanced Techcom, Inc., ("ATI") a manufacturer of digital microwave radio systems. Special charges also included $6.6 million for costs related to the consolidation and integration of several operations and the de-emphasis of the Company's contract manufacturing business.

Steven A. Odom, Chairman and Chief Executive Officer, said "Strong performances by our NACT, ATI and cellular equipment businesses paved the way for record sales and earnings during the third quarter of 1998. The outlook for World Access continues to be strong as we concentrate our product and service offerings and related sales efforts on deregulating markets through telecommunications service providers that are well positioned to expand their network infrastructure. We also continue to see significant demand for our wireless products, especially in international markets. International sales accounted for approximately 17% of the Company's third quarter sales as compared to 13% in the second quarter of 1998."

Mr. Odom added, "Earlier this year, we significantly strengthened the competitive position of World Access in the global telecommunications markets by executing definitive agreements to merge with NACT, Resurgens Communications Group, a facilities-based provider of international network access, and Telco Systems, Inc. (NASDAQ: TELC), a leading manufacturer of high-speed multiplexers and integrated access systems employed at the edge of the network. The merger with NACT is expected to close on October 28th, with the Telco and Resurgens mergers scheduled to be consummated in the late November to early December timeframe."

"The combination of World Access, NACT, Resurgens and Telco Systems will significantly enhance our ability to support and service our collective customers as they build new and/or upgrade existing telecommunications networks. The tandem switch and integrated billing platform of NACT, international network access services of Resurgens and the network access systems of Telco Systems are all critical elements of new and expanded networks currently being planned or implemented by many World Access customers."

World Access, Inc. develops, manufactures and markets wireline and wireless switching, transport and access products for the global telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, billing and network telemanagement systems, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, microwave and millimeterwave radio systems and other telecommunications network products. To support and complement its product sales, the Company also provides its customers with a broad range of design, engineering, manufacturing, testing, installation, repair and other value-added services.


       Except for any historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties which are described in the Company's
       SEC reports, including the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997, the Company's Quarterly
      Report on Form 10-Q for the three months ended March 31, 1998 and the Company's Registration Statement on Form S-3 (No. 333-43497).


                                 (TABLES FOLLOW)

Company Contact:           Nancy L. de Jonge
(404-231-2025)             Director of Investor Relations



                                       ###

World Access, Inc. and Subsidiaries

Consolidated Balance Sheet Data

                                   September 30      December 31
                                       1998              1997
                                  -------------     -------------
                                    (Unaudited)
ASSETS
Current Assets
  Cash and equivalents            $  61,992,471     $ 118,065,045
  Accounts receivable                46,683,986        20,263,971
  Inventories                        47,324,555        22,426,918
  Other current assets               18,495,438        10,923,723
                                  -------------     -------------
    Total Current Assets            174,496,450       171,679,657
  Property and equipment             19,126,900         5,704,585
  Goodwill                           75,617,804        31,660,201
  Other assets                       37,167,277        16,238,298
                                  -------------     -------------
    Total  Assets                 $ 306,408,431     $ 225,282,741
                                  =============     =============


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt                 $   2,506,964     $      81,739
  Accounts payable                   31,612,547         9,339,588
  Other accrued liabilities          14,095,946         8,508,698
                                  -------------     -------------
    Total Current Liabilities        48,215,457        17,930,025
  Long-term debt                    122,557,513       115,263,984
  Noncurrent liabilities              1,831,783           333,802
  Minority interests                 13,532,913           ---
                                  -------------     -------------
    Total Liabilities               186,137,666       133,527,811
                                  -------------     -------------
Stockholders' equity                120,270,765        91,754,930
                                  -------------     -------------
    Total Liabilities and
      Stockholders' Equity        $ 306,408,431     $ 225,282,741
                                  =============     =============




                                       ###





World Access, Inc. and Subsidiaries

Summary Consolidated Financial Data

                               Three Months Ended September 30         Six Months Ended September 30
                               ------------------------------         -------------------------------
                                    1998              1997                 1998              1997
                               ------------      ------------         -------------      ------------
                                        (Unaudited)                             (Unaudited)
Sales of products              $ 46,140,852      $ 21,184,617         $ 115,970,662      $ 56,098,923
Service revenues                  7,719,575         6,268,516            21,127,888        15,621,712
                               ------------      ------------         -------------      ------------
  Total Sales                    53,860,427        27,453,133           137,098,550        71,720,635

Cost of products sold            25,019,016        12,315,911            64,030,736        33,810,721
Cost of services                  5,868,210         4,742,527            18,057,408        12,831,790
                               ------------      ------------         -------------      ------------
  Total Cost of Sales            30,887,226        17,058,438            82,088,144        46,642,511
                               ------------      ------------         -------------      ------------
  Gross Profit                   22,973,201        10,394,695            55,010,406        25,078,124

Engineering and
  development                     1,797,728           605,220             4,379,655         1,350,225
Selling, general and
  administrative                  5,797,180         2,507,714            13,733,448         6,860,228
Amortization of goodwill          1,130,394           545,632             3,012,765         1,210,167
In-process research
  and development                     ---               ---              50,000,000             ---
Special charges                       ---               ---               3,240,000             ---
                               ------------      ------------         -------------      ------------
  Operating Income (Loss)        14,247,899         6,736,129           (19,355,462)       15,657,504

Interest and other income           905,696           246,049             2,876,434           834,595
Interest expense                 (1,620,354)          (45,315)           (4,650,843)          (94,558)
                               ------------      ------------         -------------      ------------
  Income (Loss) Before
    Income Taxes and
      Minority Interests         13,533,241         6,936,863           (21,129,871)       16,397,541

Income taxes                      5,413,000         2,566,000            11,548,249         5,986,000
                               ------------      ------------         -------------      ------------
  Income (Loss) Before
    Minority Interests            8,120,241         4,370,863           (32,678,120)       10,411,541

Minority interests in
  earnings of subsidiary          1,090,576             ---               2,622,914             ---
                               ------------      ------------         -------------      ------------
  Net Income (Loss)            $  7,029,665      $  4,370,863         $ (35,301,034)     $ 10,411,541
                               ============      ============         =============      ============
Net Income (Loss) Per
  Common Share:
     Basic                     $        .33      $        .22        $        (1.74)     $        .56
                               ============      ============        ==============      ============
     Diluted(A)                $        .32      $        .22        $        (1.74)     $        .55
                               ============      ============        ==============      ============

Weighted Average
  Shares Outstanding:
    Basic                        21,248,665        19,599,538            20,345,894        18,561,230
                               ============      ============        ==============      ============
    Diluted(A)                   25,144,413        20,224,016            20,345,894        19,075,743
                               ============      ============        ==============      ============

(A) The calculation of diluted net income per share for the three months ended September 30, 1998, assumes the conversion of the $115.0 million convertible subordinated notes into 3,105,485 additional potential common shares and the related increase in net income of $900,000 available to common stockholders related to the reduction of interest expense.


World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 16, 1998                            By: /s/ Martin D. Kidder
                                                     -------------------------
                                                     Martin D. Kidder
                                                     Vice President and
                                                     Controller